March 14, 2006


Mail Stop 4561

Mr. Melvin S. Cook
Chairman and President
Holobeam, Inc.
217 First Street
P.O. Box 287
Ho-Ho-Kus, NJ 07423

Re:	Holobeam, Inc.
	Form 10-K for the year ended September 30, 2005
      Form 10-Q for the quarter ended December 31, 2005
	File No. 0-03385

Dear Mr. Cook:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the year ended September 30, 2005

Financial Statements

Note 2.  Income Taxes, page 35

1. Related to your reconciliation of the statutory income tax rate to the effective income tax rate, please explain to us in sufficient detail what has been included in "Other".

Note 13.  Pension Plan, page 43

2. Please tell us why you have not recognized a service component of
the net periodic pension cost for the year ended September 30,
2005.
In addition, please explain how you considered paragraphs 36 and
37
of SFAS 87 in determining that an additional minimum liability was not necessary.

Certifications, page 58

3. Please revise to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of
Regulation S-K. Please note that the certifications must be signed in a personal capacity. In that regard, revise your certifications to exclude the title of the certifying individual from the opening sentence. In addition, please file the certifications as exhibits to the respective periodic report. Please make conforming changes to the Form 10-Q for the quarter ended December 31, 2005.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief

Mr. Melvin S. Cook
Holobeam, Inc.
March 14, 2006
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